

Mail Stop 3720

April 7, 2017

Andy Z. Fan
Chief Executive Officer
ChinAmerica Andy Movie Entertainment Media Co.
3904 U.S. Highway 301 North
Ellenton, FL 34222

> Re: **ChinAmerica Andy Movie Entertainment Media Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated March 29, 2017**
> **File No. 000-54769**

Dear Mr. Fan:

We have reviewed your March 29, 2017 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2016 letter.

Executive Compensation, Page 15

1. We note your response to our comment 2 confirming that your CEO received shares of stock in lieu of cash compensation for the fiscal year ended December 31, 2014. As set forth in Item 402(n) of Regulation S-K, all forms of compensation must be disclosed in the summary compensation table. This includes both stock awards as well as payments from the Company to an entity owned and controlled by the Company's CEO for which the CEO is the sole beneficiary. Please confirm whether Mr. Fan is the sole beneficiary for payments made to AF Ocean, and that you will disclose all forms of compensation paid to your named executive officers in future filings.

<u>Note 4 to Financial Statements</u>

2.   We note your response to our comment 3 acknowledging that the Company was provided loans from a related party. However, your response does not address the loans provided from the Company to related parties. Specifically, we see that the Company provided loans to related parties in December 2014 and April 2015, and it appears that at least one of these loans was made to a related party who is also a shareholder. Please identify the related parties that received the loans from the Company.

<u>Exhibits</u>

3.   We note your response to our comment 4 and the inclusion of the missing exhibits as attachments to your response letter. Please note that these material agreements must be filed as exhibits with your next periodic report or current report.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications